Exhibit (a)(1)(F)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer (as defined below) is made solely by the Offer to Purchase, dated June 24, 2022, and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares (as defined below) in any jurisdiction in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that jurisdiction. If the Company (as defined below) becomes aware of any such jurisdiction where the making of the Offer or the acceptance of Shares pursuant to the Offer is not in compliance with applicable law, the Company will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Company cannot comply with the applicable law, the Offer will not be made to the Shareholders residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Company by the Dealer Managers (as defined below), or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.
Notice of Offer to Purchase for Cash by
Bally’s Corporation
of
Shares of its Common Stock for an Aggregate Purchase Price
of Not More Than $190 Million
at a Per Share Purchase Price Not Less Than $19.25 Per Share
Nor Greater Than $22.00 Per Share
Bally’s Corporation, a Delaware corporation (the “Company,” “Bally’s,” “we,” “our” or “us), is offering to purchase for cash shares of its common stock, par value $0.01 per share (“Shares”), at a price not less than $19.25 nor greater than $22.00 per Share, on the terms and subject to the conditions described in the Offer to Purchase, dated June 24, 2022 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”). The Company is offering to purchase Shares from Shareholders of the Company having an aggregate purchase price of no more than $190 million using cash on hand and existing financial resources, including, if necessary, borrowings under its revolver.
THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON JULY 22, 2022, UNLESS THE OFFER IS EXTENDED OR TERMINATED (SUCH TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”).
The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, subject to other conditions.
The Company’s Board of Directors authorized the Offer, but none of the Board of Directors, the Company, the Depositary, the Dealer Managers, the Information Agent or any of our or their respective affiliates has made, and they are not making, any recommendation to the Company’s Shareholders as to whether they should tender or refrain from tendering their Shares pursuant to the Offer. The Company has not authorized any person to make any such recommendation. Shareholders must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender and at what price. In doing so, Shareholders should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the Letter of Transmittal and the other information and material contained in or filed as exhibits to the Issuer Tender Offer Statement on Schedule TO-I for the Offer, including the purpose and effects of the Offer. Shareholders are urged to discuss their decision with their own tax advisor and financial advisor and/or broker.
In accordance with the instructions to the Letter of Transmittal, Shareholders desiring to tender Shares may specify the price (in increments of $0.25) at which the Shares are being tendered. Shareholders may also tender Shares at the Purchase Price (as defined below) determined pursuant to the Offer, in accordance with the instructions to the Letter of Transmittal.
After the Expiration Time, the Company will, on the terms and subject to the conditions of the Offer, determine a single price per Share (the “Purchase Price”), which will be not less than $19.25 and not more than $22.00 per Share, that it will pay for Shares validly tendered in the Offer and not validly withdrawn. The Purchase Price will be the lowest price per Share of not less than $19.25 and not more than $22.00 per Share that will enable the Company to purchase the maximum number of Shares validly tendered in the Offer and not validly withdrawn having an aggregate purchase price not exceeding $190 million. Only Shares validly tendered at prices at or below the Purchase Price, and not validly withdrawn, will be eligible for purchase in the Offer. Shares validly tendered with a specified price that is greater than the Purchase Price will not be purchased. All Shares purchased pursuant to the Offer will be purchased at the same Purchase Price regardless of whether the Shareholder tendered at a lower price. Because of the proration, “odd lot” priority and conditional tender provisions described in this Offer to Purchase, all of the Shares tendered at or below the Purchase Price may not be purchased if more than the number of Shares having an aggregate purchase price of $190 million are validly tendered at or below the Purchase Price and not validly withdrawn.
As of June 20, 2022, the Company had 52,562,796 issued and outstanding Shares. At the minimum Purchase Price of  $19.25 per Share, the Company would purchase 9,870,129 Shares tendered in the Offer if the Offer is fully subscribed, which would represent 18.8% of the Company’s outstanding Shares as of June 20, 2022. At the maximum Purchase Price of  $22.00 per Share, the Company would purchase 8,636,363 Shares tendered in the Offer if the Offer is fully subscribed, which would represent 16.4% of the Company’s outstanding Shares as of June 20, 2022.
In addition, the Company may, if Shares valued at more than $190 million are tendered in the Offer at or below the Purchase Price, to accept for purchase at the Purchase Price pursuant to the Offer up to an additional 2% of its outstanding Shares without extending the Expiration Time.
Standard General, which beneficially owns 21.7% of the outstanding Shares as of June 20, 2022, and the Company’s directors and executive officers have informed the Company that they have not determined as of the date of the Offer to Purchase whether or not to tender any of their Shares pursuant to the Offer. However, to provide greater transparency and provide other shareholders of the Company greater influence in determining the ultimate Purchase Price (if Standard General, the directors or executive officers elect to participate), Standard General, the directors and executive officers have informed the Company that they will notify the Company whether or not they intend to tender Shares into the Offer not later than six business days prior to the Expiration Time. The Company will amend the Offer to Purchase by publishing a press release reflecting such decision.
If the terms and conditions of the Offer have been satisfied or waived and Shares having an aggregate purchase price of less than $190 million are validly tendered and not validly withdrawn, the Company will buy all Shares validly tendered and not validly withdrawn at prices at or below the Purchase Price.
If the terms and conditions of the Offer have been satisfied or waived and Shares validly tendered at or below the Purchase Price and not validly withdrawn prior to the Expiration Time would result in an aggregate purchase price of more than $190 million, the Company will purchase Shares in the following order of priority:
•
First, from all holders of “odd lots” (persons who own fewer than 100 Shares) who validly tender all of their Shares at or below the Purchase Price and do not validly withdraw them prior to the Expiration Time, except that tenders of less than all of the Shares owned by an “odd lot” holder will not qualify for this preference;

•
Second, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase, on a pro rata basis from all other Shareholders who validly tender Shares at or below the Purchase Price and do not validly withdraw them before the expiration of the Offer; and

•
Third, if necessary to permit the Company to purchase Shares having an aggregate purchase price of $190 million (or such greater amount as we may elect to purchase, subject to applicable law), from holders who have tendered Shares at or below the Purchase Price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible.

If any validly tendered Shares are not purchased pursuant to the Offer or are validly withdrawn before the Expiration Time, or if less than all Shares evidenced by a Shareholder’s certificates are tendered, certificates for unpurchased Shares will be returned promptly after the expiration or termination of the Offer or the valid withdrawal of the Shares, as applicable, or, in the case of Shares validly tendered by book-entry transfer, the Shares will be credited to the appropriate account maintained by the tendering Shareholder, in each case without expense to the Shareholder.
Shareholders wishing to tender their Shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal. Shareholders wishing to tender their Shares but who are unable to deliver them physically or by book-entry transfer prior to the Expiration Time, or who are unable to make delivery of all required documents to the Depositary prior to the Expiration Time, may tender their Shares by complying with the procedures set forth in Section 3 of the Offer to Purchase for tendering by Notice of Guaranteed Delivery.
The proration period is the period for accepting Shares on a pro rata basis in the event that the Offer is oversubscribed. The proration period will expire at the Expiration Time. If proration of tendered Shares is required, we will determine the proration factor promptly following the Expiration Time.
For purposes of the Offer, the Company will be deemed to have accepted for payment, subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, Shares that are validly tendered at or below the Purchase Price and not validly withdrawn, only when, as and if the Company gives oral or written notice to American Stock Transfer & Trust Company, LLC (the “Depositary”) of its acceptance of the Shares for payment pursuant to the Offer.
On the terms and subject to the conditions of the Offer, the Company will accept for payment and pay the Purchase Price per Share for all of the Shares accepted for payment pursuant to the Offer promptly after the Expiration Time. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly, but only after timely receipt by the Depositary of (1) certificates for Shares, or a timely book-entry confirmation of the deposit of Shares into the Depositary’s account at DTC (as defined in the Offer to Purchase), (2) a validly completed and duly executed Letter of Transmittal including any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message, and (3) any other required documents.
The Company expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the conditions to the Offer set forth in Section 7 of the Offer to Purchase have occurred or are deemed by the Company to have occurred, to extend the period of time the Offer is open and delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled Expiration Time. In the event of an extension, the term “Expiration Time” will refer to the latest time and date at which the Offer, as extended by the Company, will expire. During any such extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer and to the right of a tendering Shareholder to withdraw such Shareholder’s Shares.
The Company also expressly reserves the right, in its sole discretion, to amend the Offer in any respect. We may also, terminate the Offer and reject for payment and not pay for any Shares not theretofore accepted for payment or paid for by giving oral or written notice of such termination to the Depositary and making a public announcement of such termination. The Company further expressly reserves the right (1) to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or (2)  to postpone payment for Shares, in each case, upon the failure to satisfy any of the conditions to the Offer specified in Section 7 of the Offer to Purchase, by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. The Company’s reservation of the right to delay payment for Shares that it has accepted for payment is limited by Rule 13e-4(f)(5) and Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires that the Company must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offer.
Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, such tenders are irrevocable, except that they may be withdrawn after 12:00 midnight, New York City time, at the end of the day on August 19, 2022, the 40th business day after the commencement of the Offer, unless accepted for payment as provided in this Offer to Purchase. For a withdrawal to be effective, a written or facsimile notice of withdrawal must be received in a timely manner by the Depositary at its address set forth on the back cover page of the Offer to Purchase, and the notice must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares, if different from that of the person who tendered such Shares. A Shareholder who has tendered Shares at more than one price must complete a separate notice of withdrawal for Shares tendered at each price. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution) must be submitted prior to the release of such shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering Shareholder) and, if applicable, the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.
The Company will determine all questions as to the form and validity (including time of receipt) of any notice of withdrawal. The Company also reserves the right to waive any defect or irregularity in the withdrawal of Shares by any Shareholder. None of the Company, the Dealer Managers, the Information Agent, the Depositary, any of their respective affiliates or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.
Generally, United States Shareholders will be subject to United States federal income taxation when they receive cash from the Company in exchange for the Shares they tender. Their receipt of cash for tendered Shares will generally be treated as either (1) consideration received in a sale or exchange or (2) a distribution with respect to such Shares. Any Shareholder that is a Non-United States Holder (as defined in the Offer to Purchase) may be subject to United States federal withholding taxes on the gross amount payable to them in the circumstances described in the Offer to Purchase. All Shareholders should read carefully the Offer to Purchase for additional information regarding certain tax issues and should consult their own tax advisors regarding the tax consequences of the Offer.
The Offer to Purchase and the Letter of Transmittal contain important information that Shareholders should read carefully before they make any decision with respect to the Offer.
The information required to be disclosed by Rule 13e-4(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
Please direct any questions or requests for assistance to MacKenzie Partners, Inc. (the “Information Agent”) or Goldman Sachs & Co. LLC, Capital One Securities, Inc., Truist Securities, Inc. and Wells Fargo Securities, LLC (the “Dealer Managers”) at their respective telephone numbers and addresses set forth below. Please direct requests for copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent at the telephone numbers and address set forth below. The Information Agent will promptly furnish to Shareholders additional copies of these materials at the Company’s expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:
1407 Broadway
New York, New York 10018
(212) 929-5500
or
Call Toll-Free: (800) 322-2885
Email: tenderoffer@mackenziepartners.com
The Lead Dealer Manager for the Offer is:
The Co-Dealer Managers for the Offer are:
Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282
Attn: Equity Derivatives Group
Collect: (212) 902-1000
Toll-Free: (800) 323-5678
Capital One Securities	Truist Securities	Wells Fargo Securities
299 Park Avenue, 31st Floor New York, New York 10171 Attn: Equity Capital Markets Group Collect: (646) 927-5128	3333 Peachtree Road N.E., 11th Floor Atlanta, Georgia 30326 Attn: Equity Capital Markets Collect: (404) 926-5832	500 West 33rd Street New York, New York 10001 Attn: Equity Syndicate Group Toll-Free: (833) 690-2713
June 24, 2022